UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b) (Amendment No. )*

BRP Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

05589G102
(CUSIP Number)

October 28, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□	Rule 13d-1(b)

⌧	Rule 13d-1(c)

□	Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	05589G102	13G

1	NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,600,000

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,600,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8.%1

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

1
The percentage used above is calculated based on 16,400,000 shares of the Company's Class A Common Stock outstanding as of October 28, 2019 as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2019.

CUSIP NO.	05589G102	13G

1	NAMES OF REPORTING PERSONS

MSD Sparrowhawk, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,600,000

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,600,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8.%1

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	05589G102	13G

1	NAMES OF REPORTING PERSONS

Michael S. Dell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,600,000

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,600,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8.%1

12	TYPE OF REPORTING PERSON*
IN

CUSIP NO.	05589G102	13G

Item 1(a)	Name of Issuer:

The name of the issuer is BRP Group, Inc. (the "Company").

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at 4010 W. Boy Scout Blvd., Suite 200, Tampa, Florida, 33607.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Capital, L.P. ("MSD Capital"), MSD Sparrowhawk, L.P. ("MSD Sparrowhawk") and Michael S. Dell (collectively, the "Reporting Persons").  MSD Sparrowhawk is the direct owner of the securities covered by this statement.

MSD Capital is the general partner of, and may be deemed to beneficially own securities beneficially owned by MSD Sparrowhawk. MSD Capital Management, LLC (“MSD Capital Management”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by MSD Capital.

Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to be beneficially owned by MSD Capital Management.  Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 6, 2019, a copy of which is filed with this Schedule 13G as Exhibit 99.2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of MSD Capital and MSD Sparrowhawk is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of Michael S. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.

Item 2(c)	Citizenship:

MSD Capital and MSD Sparrowhawk are organized as limited partnerships under the laws of the State of Delaware. Michael S. Dell is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP No.:

05589G102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:
	A.	MSD Capital, L.P.
		(a)	Amount beneficially owned: 1,600,000 Percent of class: 9.8%2 Number of shares as to which such person has:
(b)
(c)
			(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 1,600,000
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition: 1,600,000
	B.	MSD Sparrowhawk, L.P.
		(a)	Amount beneficially owned: 1,600,000 Percent of class: 9.8%2 Number of shares as to which such person has:
(b)
(c)
			(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 1,600,000
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition: 1,600,000
	C.	Michael S. Dell
		(a)	Amount beneficially owned: 1,600,000 Percent of class: 9.8%2 Number of shares as to which such person has:
(b)
(c)
			(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 1,600,000
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition: 1,600,000
	D.	MSD Capital Management, LLC
		(a)	Amount beneficially owned: 1,600,000 Percent of class: 9.8%2 Number of shares as to which such person has:
(b)
(c)
			(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 1,600,000
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition: 1,600,000
	E.	Glenn R. Fuhrman
		(a)	Amount beneficially owned: 1,600,000 Percent of class: 9.8%2 Number of shares as to which such person has:
(b)
(c)
			(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 1,600,000
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition: 1,600,000
	F.	John Phelan
		(a)	Amount beneficially owned: 1,600,000 Percent of class: 9.8%2 Number of shares as to which such person has:
(b)
(c)
			(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 1,600,000
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition: 1,600,000
	G.	Marc R. Lisker
		(a)	Amount beneficially owned: 1,600,000 Percent of class: 9.8%2 Number of shares as to which such person has:
(b)
(c)
			(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 1,600,000
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition: 1,600,000

2
The percentage used above is calculated based on 16,400,000 shares of the Company's Class A Common Stock outstanding as of October 28, 2019 as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2019.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2019

MSD Capital, L.P.	MSD Sparrowhawk, L.P.

By:	MSD Capital Management, LLC	By:	MSD Capital, L.P.
Its:	General Partner	Its:	General Partner

By:	/s/ Marc R. Lisker	By:	MSD Capital Management, LLC
Name:	Marc R. Lisker	Its:	General Partner
Title:	Manager

Michael S. Dell		By:	/s/ Marc R. Lisker
		Name:	Marc R. Lisker
By:	/s/ Marc R. Lisker	Title:	Manager
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G filed by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Securities and Exchange Commission on February 22, 2011 relating to the common units of Atlas Energy, L.P.).

99.2	Joint Filing Agreement dated November 6, 2019.

Exhibit 99.1
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 6, 2019

MSD Capital, L.P.	MSD Sparrowhawk, L.P.

By:	MSD Capital Management, LLC	By:	MSD Capital, L.P.
Its:	General Partner	Its:	General Partner

By:	/s/ Marc R. Lisker	By:	MSD Capital Management, LLC
Name:	Marc R. Lisker	Its:	General Partner
Title:	Manager

Michael S. Dell		By:	/s/ Marc R. Lisker
		Name:	Marc R. Lisker
By:	/s/ Marc R. Lisker	Title:	Manager
Name:	Marc R. Lisker
Title:	Attorney-in-Fact